Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULT OF

THE EXTRAORDINARY GENERAL MEETING HELD ON 27 SEPTEMBER 2012

The Board is pleased to announce that the Special Resolution was duly passed by way of poll at the EGM.

Following the conclusion of the EGM, the proposed amendments to the articles of association of the Company by the Board (the details of which are set out in EGM Notice) have been approved.

Reference is made to the notice (the “EGM Notice”) of extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) dated 10 August 2012.

POLL RESULT OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that the special resolution set out in the EGM Notice (the “Special Resolution”) was approved by the shareholders of the Company (the “Shareholders”) by way of poll at the EGM. The poll result in respect of the Special Resolution is as follows:

Number of votes and percentage
SPECIAL RESOLUTION	For	Against	Total
To review and approve proposed amendments to the articles of association of the Company (the details of which are set out in EGM Notice).	3,039,892,188 99.85%	4,548,100 0.15%	3,044,440,288 100%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 shares in issue (the “Shares”). The total number of Shares entitling the holders to attend and vote for or against the Special Resolution at the EGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Special Resolution at the EGM. No Shareholders were required to abstain from voting on the Special Resolution at the EGM.

Following the conclusion of the EGM, the proposed amendments to the articles of association of the Company by the Board have been approved. Please refer to the EGM Notice for the details of the proposed amendments to the articles of association of the Company.

By Order of the Board Guangshen Railway Company Limited Guo Xiang Dong Company Secretary

Shenzhen, the PRC, 27 September 2012

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming